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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48795

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RESEARCH CAPITAL USA INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 BAY STREET SUITE 4500
(No. and Street)

TORONTO	ONTARIO	M5L 1G2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANDREW SELBIE	416-860-7615	aselbie@researchcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 BAY STREET SUITE 4600	TORONTO	ONTARIO	M5L 1G2
(Address)	(City)	(State)	(Zip Code)

MAY 14, 2004	#85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RESEARCH CAPITAL USA INC., as of MARCH 31st, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SOPHIE STONE BENDER NOTARY PUBLIC ONTARIO

Sophie Bender
[signature]
May 26, 2026

Signature: [signature]

Title: CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: NOTES TO FINANCIAL STATEMENTS

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RESEARCH CAPITAL USA INC.
(A wholly-owned subsidiary of Research
Capital Corporation)

**Financial Statements and Supplementary Information
(Expressed in United States dollars)**

**As of and for the year ended March 31, 2026
(with Report of Independent Registered
Public Accounting Firm)**

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

March 31, 2026

Table of Contents

Page(s)

Supplementary Schedules

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Financial Condition
(Expressed in United States dollars)

As of March 31, 2026

Assets

Cash	$	1,189,030
Prepaid expenses		22,477
Due from Canadian Broker-Dealer Parent (note 2)		993,144
Total assets	**$**	**2,204,651**

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	46,765
		46,765
Stockholder's equity:		
Authorized:		
Unlimited preference shares, issuable in series, no par value		
Unlimited common shares, no par value		
Issued:		
1 common share		101
Additional paid-in capital		932,552
Retained earnings		1,225,233
		2,157,886
Total liabilities and stockholder's equity	**$**	**2,204,651**

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Income
(Expressed in United States dollars)

Year ended March 31, 2026

Revenue:		
Agency commission	$	724
Underwriting revenue		152,158
		152,882
Expenses:		
General and administrative services (note 2)		31,200
Professional fees		87,051
Regulatory fees		20,264
Other		3,848
		142,363
Profit before income taxes		10,519
Expense of income taxes (note 4):		
Current		-
		-
Net profit	$	10,519

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in United States dollars)

Year ended March 31, 2026

	Common share	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 932,552	$ 1,214,714	$ 2,147,367
Net profit	-	-	10,519	10,519
Stockholder's equity, end of year	$ 101	$ 932,552	$ 1,225,233	$ 2,157,886

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Cash Flows
(Expressed in United Sates dollars)

Year ended March 31, 2026

Cash flows from operating activities:		
Net profit	$	10,519
Adjustments to reconcile net profit to		
cash flows provided by operating activities:		
(Increase) in operating assets:		
Prepaid expenses		(3,756)
Due from Canadian Broker-Dealer Parent		(14,958)
Increase in operating liabilities:		
Accounts payable and accrued liabilities		2,596
Cash used by operating activities		(5,599)
Decrease in cash		(5,599)
Cash, beginning of year		1,194,629
Cash, end of year	$	1,189,030

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.
(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements
(Expressed in United States dollars)

Year ended March 31, 2026

1. **Organization and significant accounting policies:**

Research Capital USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002. On January 1, 2013, the Company amalgamated with NCP Northland Capital Partners (USA) Inc. and continues business under the name Research Capital USA Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary sources of revenue are underwriting fees and agency commission fees from securities trade executions for U.S. resident institutional clients.

The Company is a wholly-owned subsidiary of Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the Canadian Investment Regulatory Organization ("CIRO") and all major Canadian stock exchanges.

The Company clears all transactions with and for customers, on a fully disclosed basis, through its Canadian Broker-Dealer Parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

1. **Organization and significant accounting policies (continued):**

(b) Foreign exchange translation:

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the Statement of Income in the year in which they occur.

(c) Revenue recognition:

(i) Agency commission:

Agency commission revenue is recorded on a trade date basis as the related services are performed.

(ii) Underwriting revenue:

Underwriting revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

(d) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in United States dollars)

Year ended March 31, 2026

---

1. **Organization and significant accounting policies (continued):**

   (e) Use of estimates:

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

   (f) Recently Issued Accounting Standards:

   The Company did not adopt any new accounting standards for the year ended March 31, 2026. There are no future accounting standards that will have a significant impact on the financial statements.

2. **Related party transactions and balances:**

   Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2026, the total of such charges was $31,200.

   On January 16, 2012, the Company entered into a subordinated loan agreement in which it loaned $978,186 to its Canadian Broker-Dealer Parent. The loan bears no interest and is due on demand but may not be repaid without the prior approval of CIRO and notification to FINRA. A balance of $14,957 is due from the Canadian Broker-Dealer Parent and is non-interest bearing and payable on demand. These balances are reflected in due from the Canadian Broker-Dealer Parent on the statement of financial condition.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in United States dollars)

Year ended March 31, 2026

---

2. **Related party transactions and balances (continued):**

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

3. **Regulatory net capital requirement:**

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2026, the Company had net capital of $1,142,265, which is $1,042,265 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2026 was approximately 4.09.

4. **Income taxes:**

(a) Income tax expense:

Current tax provision:		
Tax recovery on current year's loss	$	-
Adjustment for prior period		-
	$	-

(Expressed in United States dollars)

4. Income taxes (continued):

(b) Rate reconciliation:

Payable at Canadian statutory income tax rate	26.50%	$	2,787
Foreign exchange	(92.91%)		(9,773)
Adjustment for prior period	-		-
Other	66.41%		6,986
	-	$	-

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The foreign exchange balance above in the income tax reconciliation reflects the translation of the Canadian dollar tax provision to U.S. dollars for the purposes of these financial statements.

(c) Unrecognized deferred tax assets:

As at March 31, 2026, The Company had income tax losses which can be carried forward to reduce taxable income in future years. These loss carryforwards will expire, if unused, as follows:

Year	Loss Carryforwards
2044	$27,494
2045	$28,945
2046	$26,136
Total	**$82,575**

The deferred tax asset relating to the benefit of these loss carryforwards has not been recognized as it is not probable that future taxable profits will be available to utilize the benefit.

The Company also had Ontario Corporate Minimum tax credit of $1,533 in which the deferred tax asset had not been recognized as it is not probable the benefit will be utilized.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in United States dollars)

Year ended March 31, 2026

---

5. **Financial instruments:**

(a) Credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company's credit risk is predominantly limited to its cash holdings which are held at a Schedule 1 Canadian bank and amounts due from its Canadian Broker-Dealer Parent.

(b) Currency risk:

Currency risk is the risk that the market value of financial instruments and the associated revenue will fluctuate due to changes in exchange rate. The Company is subject to currency risk for Canadian tax purposes as the Company files a Canadian dollar tax return in Canada (refer to note 4(b)). The Company does not hedge its exposure to currency risk.

(c) Price risk:

The Corporation has minimal exposure to price risk given the Company does not have financial instruments subject to changes in fair value based on quoted market prices.

(d) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities not carried at fair value, including cash, due from Canadian Broker-Dealer Parent and accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. As at March 31, 2026, the Company has no financial instruments carried at fair value on the statement of financial condition.

6.   **Contingencies:**

In the normal course of business, the Company may be involved in litigation. At March 31, 2026, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

7.   **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2026 and through to May 21, 2026, which is the date the financial statements were issued.   During this period, there have been no events that would require recognition in or disclosure in the financial statements.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in United States dollars)

Year ended March 31, 2026

Total stockholder's equity from statement of financial condition	$	2,157,886
Deductions:		
Prepaid expenses		22,477
Due from Canadian broker-dealer parent		993,144
		1,015,621
Net capital	$	1,142,265
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	3,118
(ii) Minimum net capital		100,000
Net capital requirement	$	100,000
Excess net capital	$	1,042,265
Aggregate indebtedness	$	46,765
Ratio of aggregate indebtedness to net capital		4.09

The above computation does not differ materially from the regulatory computation of net capital under Rule 15c3-1 as of March 31, 2026, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 23, 2026.

RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in United States dollars)

March 31, 2026

1. Customers' fully paid and excess margin securities
   not in the respondent's possession or control as of March 31,
   2026 (for which instructions to reduce to possession or control
   had been issued as of March 31, 2026 but for which the
   required action was not taken by respondent within the time
   frames specified under Rule 15c3-3) $ -

   A. Number of items   -

2. Customers' fully paid securities and excess margin securities
   for which instructions to reduce to possession or control had not
   been issued as of March 31, 2026, excluding items arising
   from "temporary lags which result from normal business
   operations" as permitted under Rule 15c3-3 $ -

   A. Number of items   -



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Sole Director of Research Capital USA Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the Company) as of March 31, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Entity as of March 31, 2026, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity's auditor since 1997.

Toronto, Canada

May 26, 2026



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Sole Director of Research Capital USA Inc.:

We have reviewed management's statements, included in the accompanying Research Capital USA Inc.'s Exemption Report (the Exemption Report), in which (1) Research Capital USA Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2026, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

May 26, 2026



RESEARCH CAPITAL USA INC

Research Capital USA Inc.'s Exemption Report

May 26, 2026

Research Capital USA Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The identified provision(s) under which the Company claims an exemption from § 240.15c3-3 is specifically the exemption provision found in § 240/15c3-3(k)(2)(i).

To the best of the Company's knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended March 31, 2026, without exception.

§ 240.15c3-3(k)(2)(i) stipulates that an exemption may be relied upon if the Broker or Dealer "carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". During the course of its fiscal year of April 01, 2025 to March 31, 2026 the Company carried no margin accounts, did not hold any client securities or assets, and owed no money or securities to customers, with the exception of occasional failed trades that were remedied on a timely basis with no capital impact. No financial transactions occurred in the fiscal period between the Company and its customers that would require a bank account(s) designated as "Special Account for the Exclusive Benefit of Customers of Research Capital USA Inc.

Very truly yours,
Research Capital USA Inc.

Mr. Andrew C. Selbie
Chief Executive Officer, President & Chief Financial Officer